FOIA Confidential Treatment Request
Pursuant to Rule 83 by RBS Holdings NV

Mr Mark Webb Legal Branch Chief Division of Corporation Finance US Securities and Exchange Commission 100 F Street, NE Washington DC 20549 United States	Gustav Mahlerlaan 10 PO Box 12925/HQ3091 1100 AX Amsterdam The Netherlands

25 February 2011

Dear Mr Webb

RBS Holdings NV
Form 20-F for fiscal year ended 31 December 2009
Filed 26 March 2010
File No. 001-14624

Thank you for your letter of 14 January 2011.  Our responses to your comments are set out below.

1.
In light of the fact that you continue to engage in certain transactions in Iran, and to hold a limited number of accounts in Iran, including accounts for clients recognized as being owned or controlled by the government of Iran, please discuss for us supplementally the applicability of the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 [(CISADA)], recently enacted by the United States, and the corresponding Iranian Financial Sanctions Regulations ([the IFSR)], recently promulgated by OFAC.  If these provisions are applicable, please discuss how you expect them to impact your business.  In this regard, please discuss the extent to which you are a party to contracts with the U.S. government.

[**Paragraphs redacted**]

In connection with responding to the comments of the Commission, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in the Company’s 2009 20-F filed on 26 March 2010; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company cannot assert Staff comments as a defence in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me on +31 20 464 2662 if you wish to discuss our response.

Yours sincerely

/s/ P. van der Harst
P. van der Harst
Chief Financial Officer